FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                14 September 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Blocklisting Interim Review sent to the London Stock Exchange on 14 September 2005



                              SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

O2 plc...............................................................

2. Name of scheme

Reinvestmentof net fees by non-executive directors

3. Period of return:

From 14 March 2005 To 13 September 2005...................................

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

1,000,000 Ordinary shares
................................................................

5. Number of shares issued / allotted under scheme during period:

56,643...............................................................

6. Balance under scheme not yet issued / allotted at end of period

943,357........................................................

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 ordinary shares, 14 March 2005.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

8,764,891,174.......................................................

Contact for queries

Name
Deborah Russell......................................................

Address
O2 plc, Wellington Street, Slough SL1 1YP...

Telephone
01753 628096.......................................................

Person making the return

Name
Deborah Russell.......................................................

Position
Secretarial Services
Manager.......................................................

Signature
Deborah Russell.......................................................

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.






                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 14 September 2005                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary